Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Telephone: (212) 248-3140

Facsimile: (212) 248-3141

www.faegredrinker.com

May 15, 2025

VIA EDGAR TRANSMISSION

Mr. Christopher R. Bellacicco

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of The RBB Fund Trust (File Nos.: 333-200168 and 811-23011) (the “Trust”)

Dear Mr. Bellacicco:

The following responds to the Staff’s comments that you provided by telephone on May 8, 2025, regarding the review of the preliminary proxy statement filed by the Trust on behalf of its series First Eagle Global Equity ETF and First Eagle Overseas Equity ETF (the “Funds”) on Schedule 14A on May 2, 2025 (the “Proxy”). For your convenience, the Staff’s comments are bolded and summarized below and each comment is followed by the Trust’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

1.	Comment: Please supplementally represent that if a different assignment occurs between the vote and the Transaction, a new shareholder vote will be taken. In this regard, please add the following disclosure to the proxy statement: “The Trust will not execute the New Advisory Agreement if there is a change in control of the Adviser other than the one specifically described in this proxy statement, or other event that would cause the New Advisory Agreement to terminate pursuant to the investment company act, if already executed.”

Response: The Trust has added the requested disclosure.

2.	Comment: Assuming that the Shareholders approve the proposal for a new advisory agreement, the Trust should supplement its registration statement to explain the results of the proxy vote as this information is material in nature. In particular, the Trust should explain the related preapproval timing provision while that provision is in place since a new investor in the Trust during the interim period might not be aware of the proxy vote and thus the fact that the investment advisory agreement being used at the time of their purchase will terminate once the interim period ends and be replaced simultaneously with a new investment advisory agreement.

Response: If Fund Shareholders approve the proposal to approve a new advisory agreement for the Funds, the Trust confirms that it will supplement the Funds’ registration statements as requested.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (212) 248-3258.

Sincerely,

/s/ Amanda H. Rudolph
Amanda H. Rudolph